Depositor: TIAA-CREF Life Insurance Company

Registrant: TIAA-CREF Life Separate Account VLI-1

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Contact:

Kenneth W. Reitz

Associate General Counsel

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

April 14, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Kosoff – Office of Insurance Products

Re:	TIAA-CREF Life Insurance Company (“Registrant”)
File Nos. 333-149714
POST-EFFECTIVE AMENDMENT #4 REGISTRATION filed on Form S-1
Request for Accelerated Effective Date for this Registration
Intelligent Horizon Annuity Contract

Dear Commissioners and Mr. Kosoff:

For the above referenced Registrant, this request relates to the post-effective amendment #4 to the initial registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), submitted via EDGAR to the Commission today (April 14, 2011). The Registration Statement relates to certain individual flexible premium modified guaranteed annuity contracts (the “Contract”) to be offered following effectiveness of the Registration Statement.

Registrant requests an accelerated effective date for this registration of May 1, 2011.

LIMITED SCOPE OF CHANGES TO THE PROSPECTUS

On April 4, we received verbal comments from the Commission to correspondence we filed on March 25 regarding our responses to the Commission’s February 4 written comments on our post-effective amendment #3 of this registration. Our post-effective amendment #4 addresses these comments, a few additional minor corrective changes, and annual update changes, as follows:

Changes in response to the Commission’s April 4 verbal comments

1. Please add prospectus disclosure that a contract withdrawal for purposes of satisfying an IRS required minimum distribution would never be subject to a MVA.

RESPONSE: Such disclosure is not necessary for withdrawals from a FLIO. The formula for FLIO payments results in payments that will always satisfy IRC minimum distribution requirements. Even if an excess withdrawal from a FLIO account is taken, which could be subject to a MVA and would decrease the FLIO account value, the recalculated FLLIO payments will satisfy the new IRC minimum distribution requirement.

We have added disclosure that a withdrawal from an FTD for purposes of satisfying IRC minimum distribution requirements will not be subject to a MVA. However, if the withdrawn amount exceeds the RMD requirement, the

File No. 333-149714. Post-Effective Amendment #4

Investment Horizon Annuity contract

excess amount of the withdrawal will be subject to a MVA. This disclosure has been added to the following provisions:

-	Summary “What Fees and Expenses may be deducted from my Contract” section, “Market Value Adjustment” paragraph (page 3-4).
-	Summary section “When does a Market Value Adjustment apply?” provision and the “Can I Make a Cash Withdrawal from the Contract?” provision,
-	Fixed Term Deposit section “Cash Withdrawals” and “Market Value Adjustment” provisions; and
-	Charges section “Market Value Adjustment” provision.

2. Because the typical owner may have difficulty understanding the application of the Bloomberg Fair Value A Curve in the FLIO MVA formula, or know how to calculate the gross amount of a FLIO withdrawal in order to receive a net FLIO withdrawal amount, please disclose a phone number that the owner can contact for customer assistance.

RESPONSE: We have added the requested disclosure at the end of the FLIO section “FLIO Market Value Adjustment Formula” provision.

3. If applicable, please add disclosure that a FLIO withdrawal above a FLIO payment amount for the purpose of satisfying an IRC minimum distribution requirement could cause the FLIO account balance to be reduced to zero before the FLIO Income Security Date, thereby causing FLIO payments to end before the Income Security Date.

RESPONSE: This result is not possible. Guaranteed FLIO payments will always be sufficient to meet IRC minimum distribution requirements for distributions from the FLIO account. If the owner also has contract value allocated to FTDs and has a minimum distribution requirement applicable to the contract’s non-FLIO allocations, that amount would be withdrawn from a FTD or the Short-Term Holding Account. If withdrawn from an FTD, no FTD MVA will apply to that portion withdrawn for purposes of satisfying the minimum distribution requirement.

Other Changes

4. FTD Market Value Adjustment Formula provision, first paragraph.

We’ve changed the first paragraph providing a simplistic overview of the operation of the FTD MVA formula. The Commission found our earlier proposed changed language acceptable upon reviewing our proposed responses to its February 4 written comments (as reflected in our drafted changes submitted as correspondence on March 25). That language used an analogy to present values of future amounts, which we since determined was a confusing way to discuss the comparison of the two FTD values that occurs in the FTD MVA formula. We believe our revised language is simpler and more accurate.

5. Clean up changes.

We made a few other ‘clean up’ drafting changes throughout the prospectus. A courtesy marked copy was provided to Mr. Kosoff on April 8, 2011.

6. Annual update changes

Finally, this post-effective amendment #4 includes required information not included in our post-effective #3 amendment which includes updated financial statements and certain other information not affecting the contract terms.

A courtesy marked copy of these changes and a copy of this letter was provided to Mr. Kosoff on April 8, 2011.

All other provisions to the contract prospectus remain unchanged from our post-effective amendment #3.

File No. 333-149714. Post-Effective Amendment #4

Investment Horizon Annuity contract

TANDY REPRESENTATIONS

The Registrant hereby acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WE REQUEST ACCELERATION OF THE EFFECTIVE DATE OF THIS REGISTRATION TO MAY 1, 2011.

If you have any question concerning this filing, please contact our counsel, Ken Reitz, by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,

/s/ Anthony M. Garcia

Anthony M. Garcia

President and Chief Executive Officer

TIAA-CREF Life Insurance Company

File No. 333-149714. Post-Effective Amendment #4

Investment Horizon Annuity contract